Exhibit 99.3

Holder Account Number Security Class 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Yellow Form of Proxy - Annual General and Special Meeting of Entrée Gold Inc. securityholders to be held on May 1, 2017 01AWIE This Form of Proxy is solicited by and on behalf of Management. Fold Fold Mr A Sample Designation (if any) Add1 Add2 add3 add4 add5 add6 C1234567890 IND 000001 COMMON SHARES CPUQC01.E.INT/000001/i1234 1-866-732-VOTE (8683) Toll Free CONTROL NUMBER 123456789012345 This is a Yellow Proxy VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for common shares held in the name of a corporation or common shares being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To Vote Using the Telephone To Vote Using the Internet To Receive Documents Electronically • Call the number listed BELOW from a touch tone telephone. • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. • You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page. Notes to proxy 1. Every shareholder has the right to appoint some other person or company of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the common shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the shareholder. 5. The common shares represented by this proxy will be voted as directed by the shareholder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The common shares represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the shareholder, on any ballot that may be called for and, if the shareholder has specifi ed a choice with respect to any matter to be acted on, the common shares will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identifi ed in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 10:30 AM (Vancouver Time) on April 27, 2017.

2 2 1 0 8 1 01AWJG Fold Fold E G O Q 999999999999 C1234567890 XXX 123 MR SAM SAMPLE X X X X A R 0 Authorized Signature(s) – This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management. MM / DD / YY Signature(s) Date 2. Election of Directors 01. Rt. Hon. Lord Howard of Lympne For Withhold. 04. Mark Bailey 02. Stephen Scott For Withhold 05. Alan Edwards 03. James Harris For Withhold 06. Anna Stylianides 3. Appointment of Auditors Appointment of Davidson & Company LLP, Chartered Accountants as auditors of the Corporation for the ensuing year and authorizing the Board to fi x their remuneration. For Withhold 4. Entrée Gold Inc. Stock Option Plan RESOLVED THAT: 1. the renewal of the Entrée stock option plan (the "Option Plan") be approved; 2. the Option Plan be amended as set forth in the management information circular dated March 20, 2017; 3. all unallocated options issuable pursuant to the Option Plan are hereby authorized and approved; 4. the Board be authorized to reserve a suffi cient number of common shares to satisfy the requirements of the Option Plan; 5. the Board be authorized to grant options under the Option Plan until May 1, 2020, and any one or more of the directors or senior offi cers of Entrée be authorized and directed to perform all such acts, deeds and things and execute, under the seal of Entrée, or otherwise, all such documents and other writings, including treasury orders, as may be required to give effect to the true intent of these resolutions. 7. Mason Resources Corp. Stock Option Plan RESOLVED THAT: 1. subject to the completion of the arrangement, governed by the Plan of Arrangement, a stock option plan for Mason approved pursuant to which the directors of Mason may, from time to time, authorize the issuance of options to directors, offi cers, employees, consultants of Mason and its affi liates and consultant companies to a maximum of 10% the issued and outstanding common shares at the time of the grant; and 2. any one or more of the directors or senior offi cers of Mason be authorized and directed to perform all such acts, deeds and things and execute, under the seal of Mason, or otherwise, all such documents and other writings, including treasury orders, as may be required to give effect to the true intent of these resolutions. For For For For Against Against Against Against 1. Number of Directors To set the number of directors of Entrée at six (6). For Against I/We being holder(s) of Entrée Gold Inc. ("Entrée" or the "Corporation") hereby appoint: R. Hon. Lord Howard of Lympne, Chairman of the board of directors of Entrée (the "Board"), or failing him, Stephen Scott, President, Chief Executive Offi cer and a Director of Entrée (the "Nominees"), Appointment of Proxyholder Print the name of the person you are appointing if this person is OR someone other than the Nominees. as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fi t) and all other matters that may properly come before the Annual General and Special Meeting of securityholders of Entrée to be held at 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, on May 1, 2017 at 10:30 AM (Vancouver Time) and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. 5. Name Change RESOLVED THAT: 1. Entrée's Notice of Articles be altered by changing the name of Entrée to "Entrée Resources Ltd."; 2. subject to the deposit of this resolution at Entrée's records offi ce, the solicitors for Entrée are authorized and directed to prepare and electronically fi le the Notice of Alteration with the British Columbia Registrar of Companies and upon the Notice of Alteration taking effect, Entrée's Articles be altered to refl ect the change of name; 3. the Board, without further notice to or approval of the shareholders, may elect not to proceed or otherwise give effect to this resolution; and 4. any one or more of the directors or offi cers of Entrée be authorized and directed to perform all such acts, and things and execute, under the seal of Entrée or otherwise, all such documents and other writings, as may be required to give effect to the true intent of this resolution. 6. Arrangement BE IT RESOLVED, as a special resolution, THAT: 1. the plan of arrangement under Section 288 of the Business Corporations Act (British Columbia) attached as Schedule "B" to the management information circular of Entrée dated March 20, 2017 (the "Plan of Arrangement") accompanying the Notice of Meeting is authorized, approved and adopted; 2. the arrangement agreement between Entrée and Mason Resources Corp. ("Mason"), dated February 28, 2017 be and is hereby ratifi ed and approved, subject to such additions, deletions and amendments thereto that may be made and consented to by any one of a group comprised of the directors and offi cers of Entrée; 3. the Board, without further notice to or approval of the securityholders of Entrée, may, in accordance with the terms of the Plan of Arrangement, elect not to proceed with the Plan of Arrangement or otherwise give effect to this special resolution, at any time prior to the Plan of Arrangement becoming effective; and 4. any one or more of the directors and offi cers of Entrée be authorized and directed to perform all such acts, and things and execute, under the seal of Entrée or otherwise, all such documents and other writings, as may be required to give effect to the true intent of this special resolution.